December 9, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Revlon, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed December 9, 2005 File No. 333-128815

Dear Ms. Long:

On behalf of our client, Revlon, Inc. (the ‘‘Company’’), enclosed please find four copies of Amendment No. 2 (‘‘Amendment No. 2’’) to the Registration Statement on Form S-3 (the ‘‘Registration Statement’’) which was filed on December 9, 2005 via EDGAR with the Securities and Exchange Commission (the ‘‘Commission’’). Also enclosed are four copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on November 18, 2005. The changes in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the ‘‘Staff’’) set forth in your letter dated November 30, 2005 (the ‘‘Comment Letter’’).

Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers in the responses refer to pages of Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.

Ms. Pamela a Long
December 9, 2005

Where You Can Find More Information, page 2 (Page 2 of Amendment No. 2)

1.	As previously requested, specifically identify and incorporate by reference the company's annual report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 10, 2005 as required by Item 12(a)(1) of Form S-3.

In response to the Staff's comment, the Company has revised page 2 of Amendment No. 2.

Description of Securities Preferred Stock, page 7 (Page 7 of Amendment No. 2)

2.	The reference to ‘‘other securities’’ that are not identified in the prospectus should clarify that those will be securities that are not legally convertible until after one year from the date of sale of the convertible preferred stock. Similar clarification should be made under ‘‘Description of Warrants’’ on page 9.

In response to the Staff's comment, the Company has revised pages 8 and 9 of Amendment No. 2.

Item 17. Undertakings. (Page II-2 of Amendment No. 2)

3.	Please revise to conform to the new Item 512(a) undertaking.

In response to the Staff's comment, the Company has revised pages II-3 and II-4 of Amendment No. 2.

*   *   *   *   *

Ms. Pamela a Long
December 9, 2005

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3497.

Very truly yours,
/s/ Stacy J. Kanter Stacy J. Kanter

cc:	Mr. Robert K. Kretzman, Revlon, Inc.